March 10, 2021




Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603


Re: Guggenheim Defined Portfolios, Series 2113
File Nos. 333-253084 and 811-03763

Dear Mr. Fess:

        On February 12, 2021, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 2113, a unit investment trust that consists of the Consumer Innovation
Portfolio, Series 1 (the    trust   ). We have reviewed the registration
statement, and have provided
our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary     Principal Investment Strategy (Page 2)

1.    The second paragraph of this section states that    [t]he trust may
invest in U.S.-listed
common stocks, which may include the common stocks of U.S. and non-U.S.
companies.
(Emphasis added.) Please revise this sentence to state that    [t]he trust will
invest in U.S.-listed
common stocks, which may include the common stocks of U.S. and non-U.S.
companies.

2. Please explain to us whether the trust will invest in emerging market companies. If so, and it is a principal investment strategy of the trust, please so disclose in this section and provide appropriate risk disclosure.
 Eric F. Fess, Esq.
March 10, 2021
Page 2


Investment Summary     Security Selection (Page 3)

3. The second sentence of the first paragraph of this section states the sponsor begins with a universe of approximately 100-125 securities. Please disclose how the sponsor selects the initial universe of securities, e.g., selected from the S&P 500 index.

4.       The first four bullet points of this section use the word    may    in
discussing the selection
criteria. Since the sponsor    may    or    may not    apply each criteria, the
security selection
discussion is discretionary and does not specifically describe the process. Please explain to us why a discretionary selection process is consistent with the disclosure that the security selection
is a    disciplined process.    We may have additional comments based on your
response.

5. The last bullet point in this section states that the sponsor favors companies that possess a
   strong competitive position    among their domestic and global peers. Please
disclose examples
of the criteria used by the sponsor in determining whether a company has a strong competitive position.

GENERAL COMMENTS

6. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

7. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us, and briefly state the basis for your position.
                                        *******

        In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.


Sincerely,

                                                                          /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel

cc:    Michael J. Spratt, Assistant Director
       Michael J. Shaffer, Branch Chief